FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on power generation in 2009 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on January 13, 2010.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION OF 2009

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the ÒCompanyÓ) announces its power generation of 2009.

According to the Company’s preliminary statistics, as of 31 December 2009, the Company’s total domestic power generation on a consolidated basis amounted to 203.520 billion kWh, representing an increase of 10.23% over the same period last year. The increase in the Company’s power generation was mainly due to power generation contributed by the Company’s newly acquired generating plants and newly operating generating units.

The power generation of each of the Company’s domestic power plants of 2009 was listed below (in billion kWh):

Domestic Power Plant	Power generation of 2009	Power generation of 2008	Change

Liaoning Province
Dalian	8.386	9.102	-7.87%
Dandong	4.078	4.209	-3.11%
Yingkou	9.402	10.735	-12.42%
Yingkou Co-generation	0.123	—	—

Hebei Province
Shang’an	11.824	9.299	27.15%

Gansu Province
Pingliang	5.077	7.201	-29.50%

Beijing
Beijing Co-generation	4.394	4.998*	-12.08%

Tianjin
Yangliuqing Co-generation	6.007	6.793*	-11.57%

Shanxi Province
Yushe	4.464	4.951	-9.84%

Shandong Province
Dezhou	14.910	14.022	6.33%
Jining	2.044	2.290	-10.74%
Xindian	3.345	4.241	-21.13%
Weihai	3.720	4.495	-17.24%
Rizhao Phase II	7.307	—	—

Henan Province
Qinbei	12.510	10.514	18.98%

Domestic Power Plant	Power generation of 2009	Power generation of 2008	Change

Jiangsu Province
Nantong	7.816	8.329	-6.16%
Nanjing	3.654	3.469	5.33%
Taicang	11.537	10.389	11.05%
Huaiyin	7.293	7.458	-2.21%
Jinling Combined-cycle	2.273	2.204	3.13%
Qidong Wind Power	0.153	—	—

Shanghai
Shidongkou First	6.847	6.757	1.33%
Shidongkou Second	6.691	7.534	-11.19%
Shanghai Combined-cycle	0.847	0.598	41.64%

Chongqing
Luohuang	10.843	11.506	-5.76%

Zhejiang Province
Changxing	1.585	1.516	4.55%
Yuhuan	19.913	19.442	2.42%

Hunan Province
Yueyang	5.225	6.016	-13.15%

Jiangxi Province
Jinggangshan	3.194	3.202	-0.25%

Fujian Province
Fuzhou	8.511	8.129	4.70%

Guangdong Province
Shantou Coal-fired	6.198	7.020	-11.71%
Haimen	3.349	—	—

Total	203.520	184.628	10.23%

*
Beijing Co-generation Power Plant and Yangliuqing Co-generation Power Plant were newly acquired generation plants by the Company in 2009. The figures relating to power generation for these two power plants for 2008 included herein is for reference only. These figures were not included in the aggregate power generation of the Company for 2008.

For 2009, the power generation of Tuas Power Limited in Singapore amounted to 24.3% of that of the power market in Singapore, basically the same market share to that of last year.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
13 January 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    January 13, 2010